FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 7, 2023 of OceanPal Inc. (the "Company"), announcing a reverse stock split to be effective June 8, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-269961) that was filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: June 7, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance
Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES REVERSE STOCK SPLIT TO BE EFFECTIVE
JUNE 8, 2023

ATHENS, GREECE, June 7, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, announced today that its board of directors has determined to effect a one-for-twenty reverse stock split of the Company's common shares, par value $0.01 per share. The Company's shareholders approved the reverse stock split at the Company's annual meeting of shareholders held on May 3, 2023.

The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on NASDAQ, as of the opening of trading on June 8, 2023, under the existing trading symbol “OP”. The CUSIP number of Y6430L202 will be assigned to the Company's common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every twenty of the Company's issued common shares will be combined into one issued common share, without any change to the par value per share and without any change in the total number of authorized common shares. The number of outstanding common shares will be reduced from approximately 25,183,996 shares to approximately 1,259,199 shares.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's common shares on NASDAQ on June 7, 2023.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after June 8, 2023. Such beneficial holders may contact their bank, broker, or nominee for more information.

The purpose for seeking shareholder approval to effect the reverse stock split was to increase the per share trading price of the Company's common stock, which the Company expects will satisfy the minimum bid price requirement for continued listing on NASDAQ.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.